Michael Ptasznik

Executive Vice President, Corporate Strategy and Chief Financial Officer

Nasdaq, Inc.

One Liberty Plaza

New York, NY 10006

April 13, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities

Re:	Nasdaq, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed on March 1, 2017
File No. 000-32651

Dear Ms. Sobotka:

On behalf of Nasdaq, Inc. (“we” and “our”), set forth below is our response to the comment letter dated March 30, 2017 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”). To assist your review, we have included the text of the Staff’s comment below in italics.

Form 10-K for the fiscal year ended December 31, 2016

Note 2. Summary of Significant Accounting Policies

Recently Adopted Accounting Pronouncements, page F-19

1.	You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please provide additional qualitative financial statement disclosures in future filings of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Our Form 10-K for the year ended December 31, 2016 included disclosure regarding the impact of the adoption of Topic 606 to the extent such impact had been determined at the time of the filing. As we determine further qualitative and quantitative details regarding the expected impact of the adoption, we will include disclosure of these items in our future filings. Below is an example of the disclosure we will include in our Form 10-Q for the quarter ended March 31, 2017.

We are currently assessing the materiality of the expected impact that the adoption of Topic 606 will have on our consolidated financial statements. We reviewed customer contracts for all of our businesses and have determined that revenue and expense recognition for our Market Technology business and revenue recognition for our Listing Services business will be impacted. We do not anticipate material changes to revenue and expense recognition for our other businesses.

The following are key items to note regarding the accounting for our Market Technology and Listing Services businesses under Topic 606:

•	revenue recognition for existing and new contracts will be in earlier stages under the new standard;

•	expense recognition for Market Technology contracts will be in earlier stages under the new standard;

•	a portion of revenues and expenses that were previously deferred will be recognized either in prior period revenues, through restatement, or as an adjustment to retained earnings upon adoption of the new standard; and

•	the overall value of contracts and the timing of cash flows from customers will not change.

We have reviewed substantially all of the existing customer contracts in our Market Technology and Listing Services businesses and we are currently quantifying the impact of adopting the new standard under both the retrospective and modified approaches. As part of this analysis, we are calculating the cumulative adjustment to retained earnings under both approaches and expect to select a transition approach once we have completed this analysis. In addition, we are gathering the required information to be disclosed for all businesses.

Market Technology. In our Market Technology business, we enter into contracts with customers to develop technology solutions, license the right to use software, and provide post-contract support and other services to our customers. Under current accounting policies, we do not recognize revenue or expense until we begin the final stage of the contract as we are not able to establish vendor specific objective evidence of fair value for individual elements of the contract. Under Topic 606, we will no longer defer recognition of revenue and expense until the final stage of the contract. For each of our contracts, we expect to identify multiple performance obligations, allocate the transaction price to these obligations and recognize revenue for each of these obligations as they are satisfied. Expenses will no longer be deferred, but will be recognized as incurred. Since revenue and expense will be recognized in earlier stages of the contract, the balance sheet accounts for deferred revenue and costs will decline upon adoption of Topic 606. Due to the complexity of certain contracts, the revenue recognition treatment under the new standard will be dependent on contract-specific terms and may vary in some instances.

Listing Services. Amounts received for initial listing fees and additional listing fees are generally deferred and recognized over estimated service periods of six and four years, respectively. Under Topic 606, we will identify the performance obligation associated with these services and record revenue upon satisfaction of each performance obligation. We expect to recognize both initial listing fees and additional listing fees over shorter periods than the current estimated service periods. Since we expect to recognize revenues earlier under Topic 606, the balance sheet account for deferred revenue will decline upon adoption.

During the remainder of 2017, we will quantify the impact of adoption and implement any required changes to our systems and processes to meet the new accounting, reporting and disclosure requirements and will update our internal controls accordingly. We will also review any new contracts entered into throughout the year. We do not believe there are any significant barriers to implementation of the new standard.

* * *

If you have any further questions or concerns, please feel free to contact me at (212) 401-8730.

Sincerely,

/s/ Michael Ptasznik
Executive Vice President, Corporate Strategy and Chief Financial Officer

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